Filed Pursuant to Rule 433

Registration No. 333-143071

November 14, 2007

PRICING TERM SHEET

5.625% Debentures due 2017

Issuer:	NSTAR Electric Company

Security:	5.625% Debentures due 2017

Size:	$300,000,000

Maturity Date:	November 15, 2017

Coupon:	5.625%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2008

Price to Public:	99.563%

Benchmark Treasury:	4.25% due November 15, 2017

Benchmark Treasury Yield:	4.283%

Spread to Benchmark Treasury:	+140 bp

Yield:	5.683%

Make-Whole Call:	T+25 bp

Expected Settlement Date:	November 19, 2007 (T+3)

CUSIP:	67021C AE7

Anticipated Ratings:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities LLC BNY Capital Markets, Inc. Greenwich Capital Markets, Inc. KeyBanc Capital Markets Inc. Lazard Capital Markets LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.